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COLLEEN M. EVANS colleen.evans@dechert.com +1 617 728 7164 Direct +1 617 275 8407 Fax

April 30, 2019

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 72 to the Registration Statement of Russell Investment Funds (Filed on February 8, 2019)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on March 26, 2019 regarding the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 8, 2019. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Comments Applicable to the Prospectuses

1.	Comment:	For the U.S. Strategic Equity, U.S. Small Cap Equity and International Developed Markets Funds, please consider including additional disclosure regarding how Russell Investment Management, LLC (“RIM”) determines how to select investments.

	Response:	As described in the “Principal Investment Strategies of the Fund” sections of the Prospectus, RIM provides or oversees the provision of all investment advisory and portfolio management services for the Funds. The Funds are advised by RIM and multiple money managers unaffiliated with RIM pursuant to a multi-style (e.g., growth, value, market-oriented, defensive and/or dynamic) and multi-manager approach. The Funds employ discretionary and non-discretionary money managers. The Funds’ non-discretionary money managers provide model portfolios to RIM representing their investment recommendations, based upon which RIM

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purchases and sells securities for the Funds. RIM manages Fund assets not allocated to money manager strategies and utilizes quantitative and/or rules-based processes and qualitative analysis to assess Fund characteristics and invest in securities and instruments which provide the desired exposures. RIM may use strategies based on indexes. RIM also manages the portion of Fund assets for which the Funds’ non-discretionary money managers provide model portfolios and the Funds’ cash balances. The Funds usually, but not always, pursue strategies to be fully invested by exposing all or a portion of their cash to the performance of appropriate markets by purchasing equity securities and/or derivatives, which typically include index futures contracts. The Registrant believes that the current disclosure provides sufficient information for an investor to understand how RIM selects investments for the Funds. As a result, the Registrant respectfully declines to revise the disclosure.

2.	Comment:	For the U.S. Strategic Equity Fund, please consider adding a discussion of quantitative investing in the “Principal Investment Strategies of the Fund” section of the Prospectus.

	Response:	As disclosed in the “Principal Investment Strategies” section of the Fund’s Prospectus, money managers may employ a fundamental investment approach, a quantitative investment approach or a combination of both. A quantitative money manager selects stocks using a variety of quantitative investment models (mathematical formulas based on statistical analyses) and mathematical techniques to rank the relative attractiveness of securities versus their benchmarks and uses quantitative techniques to construct its portfolio. A money manager using a fundamental investment approach selects stocks based upon its research and analysis of a variety of factors, including, but not limited to, future earnings potential, security valuations, financial quality and business momentum, and may also incorporate quantitative investment models in its process. Additionally, the “Principal Investment Strategies” section states that, with respect to the portion of the Fund managed by RIM and not allocated to money manager strategies, RIM utilizes quantitative and/or rules-based processes and qualitative analysis to assess Fund characteristics and invest in securities and instruments which provide the desired exposures

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(such as value, momentum, quality, capitalization size, lower volatility, growth, industry or sector). For example, RIM may utilize tools such as optimization, which involves the analysis of tradeoffs between various risk and return factors as well as turnover and transaction costs, in order to estimate optimal portfolio positioning. RIM may use strategies based on indexes, including optimized index sampling (strategies that seek to purchase a sampling of securities using optimization and risk models) and/or index replication. The Registrant believes that the Fund’s “Principal Investment Strategies” disclosure is appropriate and sufficient for investors to understand the use of quantitative investing for the Fund.

3.	Comment:	Please consider and supplementally confirm whether “Global Financial Markets Risk” is appropriate risk disclosure for the U.S. Strategic Equity and U.S. Small Cap Equity Funds.

	Response:	The Registrant believes that “Global Financial Markets Risk” disclosure is appropriate for the Funds. As stated in the Funds’ Prospectus, “Global Financial Markets Risk” refers to risks associated with the interconnectedness of global financial markets. As a result of this interconnectedness, conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market such as the United States. The Registrant believes that inclusion of “Global Financial Markets Risk” disclosure is appropriate and sufficient for potential investors to understand the impact of global market risks on financial markets in the United States.

4.	Comment:	Please supplementally disclose the amount of the Strategic Bond Fund’s exposure to distressed debt securities.

	Response:	The Fund is not anticipated to have material exposure to distressed debt securities. Generally, under normal market conditions, the Fund invests no more than 5% of its assets in distressed debt securities.

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5.	Comment:	Please supplementally disclose the amount of the Funds’ exposure to below investment grade non-agency mortgage backed securities.

	Response:	Generally, under normal market conditions, the Strategic Bond Fund will invest no more than 15% of its assets in below investment grade non-agency mortgage backed securities.

6.	Comment:	Please confirm supplementally that if the Strategic Bond Fund writes credit default swaps (“CDS”), it will segregate the full notional amount.

	Response:	The Registrant confirms that the Fund’s current policy, as described in the SAI, if the Fund is the seller of physical delivery CDS, requires it to segregate the full notional amount of the payment obligations under a CDS that must be paid upon the occurrence of a credit event.

7.	Comment:

With respect to the wholly-owned Cayman subsidiary (the “Subsidiary”) of the Russell Investment Company (“RIC”) Multi-Asset Growth Strategy Fund, an underlying fund of the RIF Fund of Funds, please supplementally confirm the following:

a.   the Subsidiary and the underlying fund will issue consolidated financial statements;

b.  the Subsidiary’s advisory fee, including any performance fee, will be included in the underlying fund’s advisory fee;

c.   the Subsidiary and its Board will agree to designate an agent for service of process in the United States; and

d.  the Subsidiary and its Board will agree to inspection by the SEC staff (the “Staff”) of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended.

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Response:	The RIC Multi-Asset Growth Strategy Fund is not a series of the Registrant. However, the Registrant confirms that RIC has previously provided the requested confirmations on behalf of the RIC Multi-Asset Growth Strategy Fund in correspondence with the Staff dated November 30, 2016.

Comments Applicable to the SAIs

8.	Comment:	Please consider updating the “Brexit” risk disclosure in the “Foreign Securities” section of the SAI in light of recent developments.

	Response:	Registrant has revised the disclosure in response to this comment.

Sincerely,

/s/ Colleen M. Evans
Colleen M. Evans

Cc:	John V. O’Hanlon, Esq.

Mary Beth Albaneze, Esq.